Exhibit 99.3

September 29, 2022

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

The Office of the Superintendent of Securities (Prince Edward Island)

Financial and Consumer Affairs Authority of Saskatchewan

Dear Sirs/Mesdames:

Re:	VIQ Solutions Inc.

Change of Auditor Notice dated September 29, 2022

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

cc: The Board of Directors, VIQ Solutions Inc.